5-8-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2002

Origin Energy Limited
(Translation of registrant's name into English)

Level 39
AMP Centre
50 Bridge Street
SYDNEY NSW 2000
(Address of principal executive offices)

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X.......... Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No...X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82................

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/04/2002

TIME: 09:25:13

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Quarantine Power Station Opened by Premier Rann

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	23 April 2002
From	Bill Hundy	Pages	3
Subject	**MEDIA RELEASE**		

Attached for your information is a media release regarding the opening of the Quarantine Power Station.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

Media Release

23 April 2002

Quarantine Power Station Opened by Premier Rann

The Hon Mike Rann, Premier of South Australia, today officially opened Origin Energy's Quarantine Power Station, located on Torrens Island.

The 95 megawatt Power Station was built in response to expected peak summer demand for extra generation capacity into the National Electricity Market and South Australian electricity grid.

Grant King, Origin Energy's Managing Director said "Construction of the Quarantine Power Station commenced in July 2001. Commercial operation of the plant was completed ahead of schedule, with three of the four turbines contributing to the grid last December and the fourth, a month later.

"In line with Origin's environmental commitment, the plant uses new gas turbines from Sweden equipped with the latest dry low nitrogen oxides (NOx) emission technology. The four 25MW natural gas fuelled turbines also displace coal-based generation which reduces overall carbon dioxide emissions. This contributes to Australia's ability to meet its greenhouse gas emission commitments.

"The plant is 100% owned, operated and maintained by Origin Energy."

"Origin Energy has also recently received development approvals to expand the plant to 175MW by converting to even more environmentally efficient combined cycle operation.

"The final decision to expand the plant will be assessed after the outcome of reviews of proposed interconnector expansions and new regions in South Australia become clear.

"Origin has a strong corporate commitment to this State, as we trace our beginnings back to 1864 through the South Australian Gas Company.

"In the last four years, Origin Energy has invested over $230 million in clean energy initiatives in South Australia including the Osborne Cogeneration Plant, Ladbroke Grove Power Station and nearby gas fields in the south east, and now the Quarantine Power Station. These flexible plants will help position Origin with competitive supplies to meet the needs of households when South Australia's domestic electricity consumers are able to choose their energy supplier in January 2003.

"To ensure security of future natural gas supplies into South Australia, Origin Energy is also now finalising contracts to build the $300 million 680km SEA Gas pipeline project, in a joint venture with Australian National Power. SEA Gas is expected to deliver first gas into Adelaide's gas reticulation system in late 2003."

For more information on this release, please contact:

Grant King
Managing Director
Phone (02) 9220 6470

Andrew Stock
Executive General Manager Generation
Phone (08) 8217 5718
Mobile 0417 876 470

Tony Wood
General Manager, Public & Govt Affairs
Phone (03) 9652 5506
Mobile 0419 642 098

Yvette Reade
Manager Public Relations
Phone (08) 8217 5376
Mobile 0419 043 042

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 23/04/2002

TIME: 16:12:00

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Medium Term Note Issue

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	23 April 2002
From	Bill Hundy	Pages	2
Subject	**ORIGIN ENERGY MEDIUM TERM NOTE ISSUE**		

Please find attached an announcement regarding Origin Energy's Medium Term Note issue.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

23 April 2002

Origin Energy Medium Term Note Issue

Origin Energy today announced its inaugural Medium Term Note issue from its recently announced Debt Issuance Program.

Details of the notes are as follows:

Amount:	A$180,000,000
Settlement Date:	29 April 2002
Maturity:	26 April 2007
Margin to Swap:	0.90% over the 5 year semi-annual swap rate

Frank Calabria, Chief Financial Officer of Origin Energy said " The issue will diversify Origin's sources of funding and lengthen its debt maturity profile. The proceeds will be used to repay existing bank debt, thereby freeing up committed funding facilities for future growth capital expenditure such as the development of the BassGas project in Victoria and Coal Seam Gas in Queensland."

Joint Lead Arrangers and Managers to the Program are National Australia Bank Limited and Salomon Smith Barney.

Origin Energy Limited is currently rated by Standard and Poor's as BBB+/Stable.

For further information on this release, please contact:

Frank Calabria
Chief Financial Officer
Origin Energy
Ph (02) 9220 6567

Investor Relations enquiries please contact:

Angus Guthrie
Manager, Investor Relations
Origin Energy
Ph (02) 9220 6558 or mobile 0417 864 255

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/04/2002

TIME: 09:07:38

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

WA226P Offshore Perth Basin Western Australia

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	22 April 2002
From	Bill Hundy	Pages	2
Subject	**ASX RELEASE**		

Please find attached an announcement regarding offshore petroleum exploration permit WA226P.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

22 April 2002

WA226P: Offshore Perth Basin, Western Australia

Further to its notification to the ASX on 24 January 2002 Origin Energy advises that it has reached agreement with the current title holders of offshore petroleum exploration permit WA226P to increase its interest to 57.5% by way of farm in. Origin Energy Developments Pty Limited, a wholly owned subsidiary of Origin Energy Limited, will assume operatorship of the permit.

WA226P is located in the northern offshore Perth Basin approximately 230km north west of Geraldton, Western Australia. An exploration well will be drilled in this permit on the Morangie prospect.

Following necessary government approvals participants in WA226P will be as follows:

Origin Energy Developments Pty Limited*	57.5% (Operator)
Dana Petroleum (E&P) Limited**	12.81375%
Dana Petroleum (WA) LLC**	12.66375%
Black Rock Petroleum NL	7.5%
Voyager Energy Limited	5.0%
Planet Resources Limited**	4.5225%

* a wholly owned subsidiary of Origin Energy Limited
** wholly owned subsidiaries of Dana Petroleum plc.

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 22/04/2002

TIME: 10:54:30

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Corr:BassGass Project receives Joint Venture Approval

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/04/2002

TIME: 10:11:53

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

BassGas Project Receives Joint Venture Appeal

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	22 April 2002
From	Bill Hundy	Pages	3
Subject	**BASSGAS PROJECT**		

Attached for your information is a media release entitled "BassGas Project Receives Joint Venture Approval".

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

Media Release

22 April 2002

BassGas Project Receives Joint Venture Approval

Origin Energy as Operator of the T/RL1 Joint Venture is pleased to advise that all participants in the Joint Venture have approved a proposal to proceed with the development of the Yolla gas field, the central component of the BassGas Project.

Origin Energy has a 37.5% share in the Yolla field in Bass Strait from which natural gas will be piped to a processing plant near Lang Lang, southeast of Melbourne.

Origin Energy has used its unique position as a significant participant in both the upstream and downstream energy industry in Australia to commercialise the BassGas Project. Origin Energy has agreed to purchase 95 percent of the 20 petajoules of gas produced per annum for its Retail business. This project is a clear demonstration of Origin's strategy to leverage its integrated energy business structure.

Origin Energy estimates that the BassGas Project will produce enough gas to service up to 67 terajoules of gas sales a day, together with substantial volumes of condensate and LPG. It is expected to supply around 10 percent of the Victorian natural gas market over the next 15 years and will be in production by the third quarter of 2004.

Origin Energy Executive General Manager Oil & Gas Production, John Piper, said, "We are delighted to announce the decision to proceed with the BassGas Project today. It is a clear indication that we are moving ahead with our strategy to lower infrastructure and distribution costs by developing gas projects that are close to the market and existing infrastructure.

"Victoria has the largest gas market in Australia with over 2 million customers. The development of the Yolla gas field will help secure the supply of gas for Victorians in the longer-term. By developing local gas fields, we are creating new regional development and employment opportunities," Mr Piper said.

Clough Limited has been identified as the preferred construction contractor for the development. Execution of staged engineering procurement and construction contracts for the development is expected in May 2002.

The approval by all Joint Venture participants allows the final design and construction work to proceed, including the ordering of long lead time items, and allows final environmental and regulatory approvals to be sought. These issues are expected to be finalised by September 2002.

The participants in the T/RL1 Joint Venture are:

Origin Energy (Operator)	37.5%
AWE	37.5%
CalEnergy	20.0%
Santos	5.0%

Origin energy

For more information, contact:

Tony Wood
General Manager, Public and Government Affairs
Origin Energy
Tel (03) 9652 5506
Mobile 0419 642 098

John Piper
Executive General Manager, Exploration and Production
Origin Energy
Tel (07) 3858 0681
Mobile 0419 701 115

About Origin Energy: With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy supplies energy to more than 1.8 million homes and businesses.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN ENERGY LIMITED
(Registrant)

Dated May 2, 2002	by	William M. Hundy Secretary	(Signature)